SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)1



                              CRUISE AMERICA, INC.
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                                (NAME OF ISSUER)



                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)



                                   027107 10 1
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                                 (CUSIP NUMBER)

                                  ------------



      CHECK THIS BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ] (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)



--------------------------------

     1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  027107 10 1                13G            Page  2  of   4  Pages
           -----------                                    ---     ---



1.    NAME OF REPORTING PERSONS           SALLY SMALLEY DILUCENTE
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  ###-##-####



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]

                                                                      (b)  [ ]


3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA


NUMBER OF         5.    SOLE VOTING POWER             311,089
SHARES
BENEFICIALLY      6.    SHARED VOTING POWER            42,786
OWNED BY
EACH              7.    SOLE DISPOSITIVE POWER        311,089
REPORTING
PERSON WITH       8.    SHARED DISPOSITIVE POWER       42,786



9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            353,875


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                   [X]

            BY HUSBAND - 9,746

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.119%

12.   TYPE OF REPORTING PERSON*

            IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 027107 10 1                 13G            Page  3  of   4  Pages
          -----------                                     ---     ---

ITEM 1(A). NAME OF ISSUER:

      The name of the Issuer is Cruise America, Inc. a corporation organized under the laws of Florida.

ITEM 1(B). ADDRESS OF ISSURER'S PRINCIPAL EXECUTIVE OFFICE:

      The Issurer's principal executive offices are located at 11 West Hampton Avenue, Mesa, Arizona 85210-5258.

ITEM 2(A). NAME OF PERSON FILING:

      Sally Smalley DiLucente

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
            RESIDENCE:

      Ms. Sally Smalley DiLucente
      c/o Ocean FM
      1850 43rd Avenue-Suite C-4
      Vero Beach, Florida  32960

ITEM 2(C). CITIZENSHIP:

      Ms. DiLucente is a citizen of the United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      Common Stock of Cruise America, Inc., par value $.01 per share.

ITEM 2(E). CUSIP NUMBER:

      027107 10 1

ITEM 3.

      Not Applicable.

ITEM 4. OWNERSHIP:

      (a)   Amount Beneficially Owned:  353,875 shares.

      (b) Percent of Class: The aggregate of 353,875 shares represents 6.119% of the Issurer's outstanding Common Stock as of December 31, 1997.

      (c)   Number of shares as to which Ms. DiLucente has:

            (i)   sole power to vote or direct vote - 311,089 shares

           (ii)   shared power to vote or direct the vote - 42,786 shares

CUSIP NO.  027107 10 1                13G            Page  4  of  4   Pages
           -----------                                    ---    ---

          (iii) sole power to dispose or to direct the disposition of - 311,089 shares

           (iv) shared power to dispose or to direct the disposition of - 42,786 shares

      (d)   All holdings are as of December 31, 1997.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

ITEM 6. OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
        HOLDING COMPANY:

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10. CERTIFICATION:

      Not Applicable.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 1998                  /S/ SALLY SMALLEY DILUCENTE
                                          ---------------------------
                                          Sally Smalley DiLucente